Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

NATURAL RESOURCE PARTNERS LP

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

63900P608

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63900P608	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons GoldenTree Asset Management LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 543,469
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 543,469

9	Aggregate Amount Beneficially Owned by Each Reporting Person 543,469
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.3%
12	Type of Reporting Person PN

CUSIP No. 63900P608	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons GoldenTree Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 543,469
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 543,469

9	Aggregate Amount Beneficially Owned by Each Reporting Person 543,469
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.3%
12	Type of Reporting Person OO (Limited Liability company)

CUSIP No. 63900P608	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Steven A. Tananbaum
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 79,288
	6	Shared Voting Power 543,469
	7	Sole Dispositive Power 79,288
	8	Shared Dispositive Power 543,469

9	Aggregate Amount Beneficially Owned by Each Reporting Person 622,757
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.0%
12	Type of Reporting Person IN

CUSIP No. 63900P608	Schedule 13G	Page 4 of 9

ITEM 1.    (a)     Name of Issuer:

Natural Resource Partners LP (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1415 Louisiana Street, Suite 2400, Houston, Texas 77002.

ITEM 2.    (a)     Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

GoldenTree Asset Management LP (the “Investment Manager”)

GoldenTree Asset Management LLC (“IMGP”)

Steven A. Tananbaum

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, NY 10022.

(c)	Citizenship of each Reporting Person is:

Investment Manager and IMGP are organized under the laws of the State of Delaware. Mr. Tananbaum is a citizen of the United States.

(d)	Title of Class of Securities:

Common units representing limited partner interests (“Common Units”).

(e)	CUSIP Number:

63900P608

ITEM 3.

Not applicable.

CUSIP No. 63900P608	Schedule 13G	Page 5 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Units of the Issuer as of the date hereof, based upon 12,505,996 Common Units outstanding as of September 30, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
GoldenTree Asset Management LP	543,469	4.3%	0	543,469	0	543,469
GoldenTree Asset Management LLC	543,469	4.3%	0	543,469	0	543,469
Steven A. Tananbaum	622,757	5.0%	79,288	543,469	79,288	543,469

The securities reported in the table above include 543,469 Common Units held of record by certain managed accounts (collectively, the “Accounts”) for which the Investment Manager serves as investment manager. In addition, Mr. Tananbaum is the holder of record of 79,288 Common Units. Mr. Tananbaum is the managing member of IMGP, which is the general partner of the Investment Manager. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by the Accounts.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 63900P608	Schedule 13G	Page 6 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 63900P608	Schedule 13G	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

GOLDENTREE ASSET MANAGEMENT LP
By: GoldenTree Asset Management LLC, its general partner

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

By:	/s/ Steven A. Tananbaum
Name:	Steven A. Tananbaum
Title:	Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum

CUSIP No. 63900P608	Schedule 13G	Page 8 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.